
Raja Ampat Aggressor
OCEAN ROVER
AGGRESSOR
ADVENTURES

Raja Ampat
LIVE ABOARD

Investment level: $75,000

Perk: 7-Night Live Aboard Scuba Diving Trip on the Raja Ampat Aggressor in Indonesia for Two People*

* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.


AGGRESSOR
ADVENTURES

Overview

Raja Ampat, or "Four Kings", is one of the most rich and diverse dive destinations in the world. Centered in the heart of the Coral Triangle in Indonesia, this elaborate coral ecosystem is comprised of over 1,500 islands, 600 types of corals, 1,500 species of fish, and 600 types of mollusks. Join the graceful manta rays, clouds of schooling fish, and fascinating macro life on over 20 dives throughout this 7-day scuba diving live-aboard expedition on the Raja Ampat Aggressor.

Summary Itinerary

The official itinerary is varied given the time of year, weather conditions, and other variables. Your trip begins and ends in Sorong, West Papua, Indonesia.

7 days total | **22** dives in total

Dive sites (N. & Ctr. Raja Ampat)

- Arborek
- Gam
- Waisai
- Batanta
- Dampier Strait
- Start and end in Sorong


Pacific Ocean
Arborek
Gam
Waisai
Dampier Strait
Raja Ampat
Batanta
Sorong
Biak
Misool
Cenderawasih Bay
Ceram
Irian Jaya
Kaimana
Nabire
Ambon
New Guine
Irian Ja
Triton Bay
Banda Island
Banda Sea

Detailed Itinerary

Day 1| Arrival/Departure from Sorong

For all itineraries, the flight arrival times are in the morning and afternoon. We highly recommend guests overnight the day before departure at a local hotel then guests will be picked up at 12 pm upon checkout (on day of charter departure) and transferred to the yacht as long as guests are staying in the vicinity of where the yacht docks.

Boarding 1 pm with yacht departure 4 pm

With all on board, you will be introduced to your respective staterooms to get aquainted with your living accomodations. Followed, is your first of many meals together as you sale to your first destination.

Day 2-6 | Diving

There will be multiple dives each day during this trip. Your dives willl take place within North and Central Raja Ampat. While each itinerary is subject to variation due to weather conditions, here are some highlights of the Raja Ampat route:

The Raja Ampat itinerary combines the best dive sites of Dampier Strait, Fam, Mansuar and the awesome dive sites of Misool, the best diving area of Raja Ampat. The great highlights are the manta cleaning station near Mansuar and the huge schools of fish near Farondi.

The Dampier straight separates the Birdhead Peninsula from Waigeo and Mansuar. The name comes from the Dutch colonial times. It refers to the shape of the peninsula on the map, but it is also a paradise for many rare bird species.

Here the Pacific Ocean meets the Halmahera Sea, with an explosion of marine life as consequence. With regular strong currents, big fish feel especially comfortable. Manta rays, reef sharks, different schools of mackerel, tuna and barracuda, dolphin and whales may be seen.

The night dives under the Arborek or Cape Mansuar jetty is a favorite spot with peculiar creatures such as wob-begongs, epaulette sharks (walking sharks), nudibranchs, pipefish, seahorses, frogfish, scorpion fish and the list goes on.

Day 7 | Last Dives and Farewells

Your last day will consist of your last dives. At the end of the day, all guests and crew gather for a farewell party, including music and food. It is an opportunity to give thanks to everyone on board and to distribute some awards!

Dinner is followed by an explanation of the check out procedure as well as a slide show with some pictures taken by guests.



Accommodations



One shared Deluxe Stateroom with a private head and shower, twin beds, media players, climate control, and portholes.

Vessel


AGGRESSOR
ADVENTURES

The Raja Ampat Aggressor

What's Incuded:

One shared deluxe stateroom

All diving-related expenses (except Nitrox)

Food and drink (including local beer and wine, except for the last day's dinner)

Accommodations aboard the yacht

Airport transfers

What's NOT Incuded:

Staff gratuity

Lodging before or after the trip

Medical and travel insurance

Airfare

Nitrox

Last day's dinner

Travel to and from Sorong

Items of a personal nature

Passport and/or tourist visa fees

Travel vaccinations or medications

Other activities not included in this itinerary

Single supplement


AGGRESSOR
ADVENTURES

Gallery






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* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.